Filed by Verint Systems Inc.

Commission File No. 001-34807

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Comverse Technology, Inc.

Commission File No. 001-35303

TRANSCRIPT

The following is a transcript of an earnings conference call held by Verint Systems Inc. (“Verint”) at 4:30 p.m., Eastern Time, on September 5, 2012. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. Verint believes that none of these inaccuracies is material. A replay of the recorded conference call will be accessible for a limited time through Verint’s website at www.verint.com.

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MANAGEMENT DISCUSSION SECTION

Operator

Good day, ladies and gentlemen, and welcome to the second quarter 2012 Verint Systems earnings conference call. My name is Derek, and I will be your operator for today. At this time, all participants are in a listen-only mode. We shall facilitate a question-and-answer session towards the end of the conference.

(Operator Instructions)

As a reminder, this conference is being recorded for replay purposes.

I would now like to turn the conference over to Mr. Alan Roden, Senior Vice President, Corporate Development. Please proceed.

Alan Roden  - Verint Systems Inc. - SVP, Corporate Development

Thank you, Operator. Good afternoon, everyone, and thank you for joining our conference call today. I’m here with Dan Bodner, Verint’s CEO and President; and Doug Robinson, Verint’s Chief Financial Officer.

By now, you should have seen a copy of our press release that includes selected financial information for our second fiscal quarter ended July 31, 2012. Our quarterly report on Form 10-Q will be filed shortly. Each of our SEC filings and earning press releases is available under the Investor Relations link on our website and also on the SEC website.

Before starting the call, I would like to draw your attention to the fact that certain matters discussed on this call may contain forward-looking statements, including statements regarding expectations, predictions, views, opportunities, plans, strategies, beliefs, and statements of similar effect relating to Verint.

These forward-looking statements are not guarantees of future performance, and they are based on management’s expectations that involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The forward-looking statements are made as of this date of the call, and except as required by law, Verint assumes no obligation to update or revise them or to provide reasons why actual results may differ. Investors are cautioned not to place undue reliance on these forward-looking statements, which are time sensitive and speak only as of today.

For a more detailed discussion of how these and other risks and uncertainties could cause Verint’s actual results to differ materially from those indicated in forward-looking statements, please see our Form 10-K for the fiscal year

January 31, 2012, our Form 10-Q for the fiscal quarter ended July 31, 2012 when filed, and other filings we make with the SEC.

Some of the financial information discussed today is not prepared in accordance with generally accepted accounting principles and is, therefore, non-GAAP. A reconciliation of the non-GAAP financial measures discussed in today’s call, the most directly comparable GAAP financial measures, as well as an explanation of why management uses these measures, is included in our press release dated September 5, 2012, as well as in the GAAP and non-GAAP reconciliation found under the IR link on our website.

Non-GAAP financial information should not be considered in isolation or as a substitute for GAAP financial information but is included because management believes it provides meaningful supplemental information regarding our operating results when assessing our business and useful to investors for informational and comparative purposes. The non-GAAP financial measures the Company uses have limitations and may differ from those used by other companies.

Now, I’d like to turn the call over to Dan. Dan?

Dan Bodner  - Verint Systems Inc. - CEO & President

Thank you, Alan. Good afternoon, everyone, and thank you for joining us to review our second-quarter results.

In Q2, we delivered $215 million of revenue, representing a 10% year-over-year increase and $0.58 of diluted earnings per share. Overall, we are pleased with our second-quarter results, which reflect our leadership position in both the enterprise intelligence and security intelligence markets. We experienced broad revenue strength in Q2, with year-over-year growth in both enterprise and security intelligence. In enterprise, we delivered $118 million in revenue, representing an 11% year-over-year increase. In security, we delivered $97 million of revenue, representing an 8% year-over-year increase. Geographically, we experienced year-over-year growth in both our Americas and Asia Pacific regions and a decline in our EMEA region.

Overall, we began the year with a strong first half, with a 12% increase in total revenue, a 13% increase in enterprise, and a 10% increase in security year over year. Contributing to our strong first-half results our broader portfolio of enterprise and security solutions, more diversified geographic reach, strong OEM and strategic partnerships, and competitive position in the market.

In enterprise, we continue to see three market trends that we have highlighted in the past. One, organizations are increasingly looking to purchase workforce optimization solutions in the form of a unified suite from a single vendor. Two, the migration of workforce optimization solutions into new areas across the enterprise, such as back-office and branch operations. And three, the adoption of innovative, voice-of-the-customer analytics solutions to drive the customer-centric enterprise. I would like to share with you some second-quarter customer anecdotes that we believe are illustrative of these three trends.

During Q2, we received an approximately $5 million order from an existing customer in the insurance industry for our text analytics solution. This customer had previously selected our call recording, PCI encryption, quality monitoring, eLearning, performance management, workforce management, speech analytics, and desktop analytics for its call center operations and our focusing on scheduling solutions for its back-office operations. During the quarter, this customer also selected our text analytics as part of its voice-of-the-customer initiative to more effectively capture and act on customer feedback and sentiment across multiple customer interaction channels. This brings total orders from this customer to more than $25 million over the last four quarters, and we believe reflects a market preference towards purchasing multiple products from a single vendor, sometimes all at once, but more often over time.

We believe that Verint is well positioned to capitalize on this trend, given our broad integrated solution suite and large, global installed base. We continue to see interest our enterprise solutions outside the contact center across a number of industries. During Q2, we received an order of approximately $4 million from another insurance industry customer that had already deployed our recording and quality monitoring solutions in portions of their contact center operations and now wanted to expand to a more comprehensive and unified suite in its back-office operations.

We believe these customer anecdotes are indicative of market interest in customer-centric, workforce optimization solutions across the enterprise. To better address market interest for our enterprise intelligence solutions, we continue to invest in OEM and other partnerships. We believe partnerships are an important part of our go-to-market strategy, and we continue to expand our partner network.

During Q2, our enterprise solutions were recognized for innovation and market leadership by organizations around the globe. In the United States, Verint received Product of the Year and Market Leader awards from Communications Solutions and Speech Technology magazines, respectively. Call Center Magazine in Spain presented Verint with a Best Intelligence Solution for Customer Management award; and in China, the International Customer Management Institute recognized Verint with a 2012 Best Innovative Technology award.  We believe that such industry recognition is indicative of our leadership in the enterprise intelligence market.

Overall, we believe that our broad portfolio offers compelling ROI for contact centers, branches and back-office operations and that we are well positioned for continued growth in the enterprise intelligence market.

Turning to security, our strategy remains to deliver a broad portfolio of innovative IP security solutions to meet our customers’ specific security challenges across several vertical markets, including government, retail, finance, and critical infrastructure.

In the government sector, customers are deploying our innovative communications intelligence solutions to detect, investigate, and neutralize criminal and terrorist threats, and our video and situational intelligence solutions to improve the security of sensitive facilities and infrastructure. We continue to see governments around the world seeking solutions to keep pace with the growing amount and type of network traffic and unstructured data. In Q2, we received a $10 million order from an existing international government customer. We believe this large order, which we expect will be deployed over multiple quarters, is indicative of customer demand for innovative security solutions that efficiently collect, fuse, and analyze very large amounts of content to generate actionable intelligence.

In financial services, organizations are deploying our video intelligence solutions to enhance the security of their branches and other sensitive areas. During the quarter, we received orders from multiple banks, including nearly $7 million in expansion orders for one of the top three largest U.S. banks.

In critical infrastructure, organizations are deploying our video and situation intelligence solutions to protect infrastructure and properties, such as airports, seaports, transportation networks, and utilities, as well as in safe city initiatives. We recently received an initial order from a new government customer. This customer is using Verint security solutions, including video management, video analytics, and audio integration to secure perimeters and sensitive areas of several high-security facilities, representing a portion of the infrastructure they manage.

While our security business can be lumpy, overall, we had a strong first half with 10% year-over-year growth, and we believe we are very well positioned in the security market with a broad portfolio of IP security solutions.

In both the enterprise and security intelligence markets, we are seeing interest in our analytics solution, due to increasing amounts of unstructured data and the need for actionable intelligence solutions that make big data actionable.  Our strategy is to capitalize on this opportunity by adding new analytic solutions to our enterprise and security intelligence portfolios through investment and selective acquisitions. We believe our investment in new analytics solutions will enhance our portfolio, allowing us to create more value for our customers and partners. We believe these investments, combined with our leadership position and our installed base of more than 10,000 customers, well positions Verint for sustained future growth.

Turning to the economic environment and our guidance for the rest of the year. Despite the economic environment, we delivered a strong Q1 followed by a strong Q2, driving 12% year-over-year growth in our first half. Looking forward, we continue to project growth for the second half, but at the same time, we are incrementally more cautious regarding the global economic environment as well as the impact of foreign exchange. As a result, we are refining our guidance for the year ending January 31, 2013, to a revenue range of $850 million to $870 million and an earnings per share range of $2.50 to $2.65.

I would like to take this opportunity to mention that we are pleased to have recently signed the merger agreement with Comverse. After the merger is completed, Verint will be an independent, non-controlled public company. The elimination of the convertible preferred stock and quarterly dividend will simplify Verint’s capital structure, and the distribution of Verint shares directly to Comverse’s shareholders will significantly increase Verint’s public float and liquidity. Regarding timing, we now expect the merger to close on or about February 1, 2013. Of course, the merger is subject to a number of conditions, and its completion cannot be assured.

Now, I would like to turn the call over to Doug to discuss our Q2 results and outlook in more detail.

Doug Robinson  - Verint Systems Inc. - CFO

Thanks, Dan. Good afternoon, everyone.

Most of the discussion today will focus on non-GAAP financial measures. A reconciliation between our GAAP and non-GAAP financial measures is available as previously mentioned.

Differences between our GAAP and non-GAAP financial measures include adjustments related to acquisitions, including amortization of acquisition-related intangibles, certain other acquisition-related expenses, stock-based compensation, as well as certain other non-cash or non-recurring charges. Our earnings release provides further information on these non-GAAP adjustments.

I’ll start my discussion today with the areas of revenue, gross margin, and operating margin.

In the second quarter, we generated approximately $215 million of total revenue across our three segments, with $118 million in enterprise intelligence, $39 million in video intelligence, and $58 million in communications intelligence. This compares to approximately $196 million of total revenue in the second quarter of last year, with $106 million in enterprise, $41 million in video, and $49 million in communications intelligence.

In terms of geography, in Q2 we generated $124 million in the Americas, $50 million in EMEA, and $41 million in APAC. This compares to approximately $105 million in the Americas, $53 million in EMEA and $38 million in APAC in the second quarter of last year. The strengthening dollar versus the euro negatively impacted our reported revenue on a year-over-year comparison basis. Looking at EMEA on a constant currency basis, EMEA would have been up about $1 million year-over-year, rather than down $3 million as reported.

Q2 gross margins were 66.6%, compared to 68.1% in Q1 and 66.6% in Q2 of last year. As we have discussed in the past, due to the product and revenue mix within or across segments, gross margins can fluctuate significantly from quarter to quarter.

During Q2, we generated $43 million of operating income, compared to $39 million in Q1. Operating margins in Q2 increased to 20%, compared with 19.7% in Q1.

Our Q2 EBITDA came in at $47 million, or 22.1% of revenue, up from $44 million in Q1.

Now, let’s turn to the other income and interest expense.

In the second quarter, other expense, net, totaled $8.4 million, reflecting $7.9 million of interest expense and the balance related to the impact of foreign exchange.

Our annual cash tax rate is expected to be approximately 12%, reflecting what we currently see for the balance of the year. As we have discussed previously, we expect to enjoy a low cash tax rate for several years due to our NOLs and the amount of income we generate in low tax rate jurisdictions. This drove $0.58 of diluted EPS.

Now turning to the balance sheet.

At the end of Q2, we had approximately $184 million of cash, including restricted cash, compared to approximately $164 million of cash as of the end of our fiscal year. As mentioned during our Q1 conference call, Q2 cash from operations was impacted by our unusually strong first quarter. Q2 cash from operations on a GAAP basis came in at a negative $8 million following $48 million of cash from operations generated during Q1. For the first half, cash from operations on a GAAP basis was $39 million, compared to the $28 million in the first half of last year. Excluding interest payments and other nonrecurring cash expenses primarily related to M&A, cash from operations would have been approximately $59 million for the first half of the year.

We ended the quarter with total debt similar to last quarter at $594 million. Our net debt as of July 31, 2012 is $410 million. At the end of the quarter, we had 51.1 million average diluted shares outstanding, including approximately 11 million shares underlying our convertible preferred stock.

Before moving to Q&A, I would like to discuss our guidance for the year ending January 31, 2013. We are refining our annual guidance to a range of $850 million to $870 million. Following our better than expected Q2 performance, we expect Q3 revenue to decline from Q2, followed by a strong fourth quarter. Looking at our two markets, our expected Q3 sequential decline reflects the lumpiness of the security business and an expectation that enterprise intelligence will increase sequentially in both Q3 and Q4.

For the year, we expect non-GAAP operating margins to be in the low-20%s. We expect Q3 operating margins to be similar to Q2, with an improvement in the fourth quarter of the year, commensurate with revenue growth. We expect our quarterly interest and other expense, excluding the potential impact of foreign exchange, to be approximately $8 million, reflecting the interest rate on our new term loan. We expect our non-GAAP cash tax rate to be approximately 12% for the year, reflecting the amount of taxes we estimate to pay this year. Based on these assumptions, and assuming approximately 51 million average diluted shares outstanding for the year, we expect non-GAAP EPS to be in a range of $2.50 to $2.65.

In conclusion, we are pleased with the first-half results and are well positioned for continued growth in the second half and beyond.

This concludes my prepared remarks. With that, Operator, can we please open the lines up for questions?

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Q&A

Operator

(Operator Instructions)

Shaul Eyal  - Oppenheimer & Co. - Analyst

Thank you. Hi, good afternoon everybody. A couple of quick questions on my end. Dan, can you provide us with a little bit of color with respect to bookings this quarter, what’s the overall backlog, qualitatively, what is it looking like right now?

Dan Bodner

Yes, Shaul, as you know we are not disclosing the booking and backlog is not a meaningful metric for us. But generally as we look at the business activity in the first half of the year, we feel that we — we’re looking at what we expected a pretty strong business activity in the backdrop of a global environment that is not great, but as we were starting the year we didn’t expect the environment to be great. So, I think that the first half of Q1 was strong and Q2 was stronger than we expected, overall. And as we look forward, we start to see some changes in EMEA which is causing us to be more cautious. For EMEA, if you look at EMEA overall and again I’m not discussing booking but I’m giving you revenue over time, revenue bookings are equal. So EMEA last year had a 13% year-over-year growth and EMEA in Q1 had a 7% year-over-year growth, so in Q1 we still felt that what other companies are reporting about EMEA didn’t catch up with Verint. But as we look at EMEA Q2, as Doug mentioned, in EMEA Q2 for us is $50 million and that is down from $53 million last year. But actually as we look deeper into these numbers, under constant currency, EMEA would have been $54 million this quarter so it would be actually $1 million up as opposed to the actual results of $3 million down. But, overall, what we see the EMEA situation has caught up with Verint and while we are projecting overall for EMEA for the year still may grow slightly, flat to a slow single-digit growth, this is certainly below what we had seen last year and what we had seen in Q1. And I think this gives you a little bit of kind of an explanation of what has been changing for Verint since the beginning of the year.

Shaul Eyal

Got it, and while we are on the Verint — EMEA region when we look at the third and maybe the second half ‘12 guidance, any product whether it is the enterprise or video which is kind of slightly more impacted or is it basically softness across the board?

Dan Bodner

Well, it looks like in EMEA right now, in certain countries and certainly not across the entire region but in certain countries, government budgets have been affected more than enterprise budgets. I have to say that government overall has performed very well for Verint in the first half. We had three orders that are in excess of $10 million and we have a lot of excitement about some of the products that we’ve introduced this year. But certainly if I look at EMEA, certain countries within EMEA, government budget has been affected and we believe that it’s not sustainable. We believe government will need to invest in the technology that it helps them to collect and analyze data so they can fight crime and terror. But for now and for the rest of the year, we think we will have some impact from government customers in EMEA.

Doug Robinson

So that impacts the security side a little bit more than the enterprise side with that.

Shaul Eyal

Got it, that’s fair. And maybe one final maybe, Dan, big picture questions for you. You mentioned during your prepared remarks initially the big data driver. Do you think and all of us know about Splunk and about Click and the products and what they do, do you think that maybe Verint could be positioned or maybe investors should be starting to think also on Verint more in the sense of the big data play down the road?

Dan Bodner

Well, what I mentioned is that our solutions are making big data actionable. And this is not something that we started to do now.  It is actually what we have been doing for many many years. We are helping our customers to not just collect information and store information, but analyze it for very specific business applications or security applications. So Verint has been participating in helping customers collect very large data sets of structured and unstructured data and making sense of them and applying them in a way that creates ROI. What I see from a macro industry is that a lot of the investment in big data now is around IT infrastructure and typically applications are lagging and they tend to start to accelerate once the IT infrastructure has been already dealt with. We have seen — we’re seeing a lot of growth for Verint that is driven by actionable intelligence and making big data actionable, but we certainly believe that this is an early-stage industry where the potential for companies to really leverage the content and the insight from big data is just at the very beginning. And I would just give one example that one of the orders that we mentioned that we got this year.  We are helping this customer to collect a huge amount of information. One of our customers is collecting 1 billion products per day, and this is a government customer that needs to collect information, that includes phone calls and e-mails and webpages that suspects are visiting. So, you can imagine that this is a huge amount of information. One billion products per day, this requires storage of multiple petabytes and a lot of sophisticated analytics to really understand the content and help drive investigation and create evidence that helps fight crime and terror. So, we surely are already participating in the big data and I think relative to where the industry is, we certainly are focused on applications not on infrastructure and we will continue to focus on business applications.

Shaul Eyal

Thank you for that, good luck.

Operator

Daniel Meron, RBC Capital Markets.

Daniel Meron

Thank you this is Daniel Meron, Dan and Doug, congratulations on going on execution despite the tough backdrop. Just to follow-up on Shaul’s question on big data, as you look at the growth rates that you have now I think that the macro noise is somewhat blurring the picture. You did have a great first half. What do you think when you net out the excess noise, the macro noise etc., is that underlying growth this year and maybe as you look historically what is was for the last two or three years and as big data moves into more applicable or actionable data, as you term it, how do you think that growth rate may play out via the enterprise realm or the security realm?

Dan Bodner

Yes, I do think that the recognition of big data is an important factor for enterprise and governments. It is certainly going to help Verint growth in the future. When we started delivering actionable intelligence solutions, we did a lot of market education and there was a lot of skepticism of whether there is really content that creates value for customers. I think now people are much more recognizing that you can really extract value from the information chaos and big data is creating a big information chaos. I think that affected companies are investing in big data infrastructure whether it is more storage or more processing power, that’s an infrastructure that can support applications such as Verint is deploying. We’ve seen in the past customers concerned about deploying our solutions because they felt the infrastructure was not ready and was not — could not support the bandwidth of our solutions. So, all that infrastructure investment is going to be helpful and in a normalized economy, we certainly are going to continue to invest in accelerating growth.

Daniel Meron

Okay, is there a way to quantify what growth would have been this year absent the FX noise in the economy?

Dan Bodner

So, the FX, I think we quantify the FX for EMEA in Q2, which was about $4 million in EMEA. I think the overall FX effect on revenue in Q1 — is $6 million, most in EMEA but there are some other small adjustment in emerging small countries. FX is not something we like to predict, we can only for the impact so far. We certainly are diving this into how we think about the future, but as we look forward, I think that FX and what we see in EMEA is what is causing us to be more cautious short-term.

Daniel Meron

Okay. And just a last question for me, you talk about FX headwinds on the top line. Are there headwinds or benefits on the bottom line?

Doug Robinson

Yes, there is some natural hedging from the expense side. So that to the extent that we are profitable, that’s exposure to us. So the earnings is shielded a little bit more. However, we do hedge some of the expenses in certain currencies where we have expense and no revenue and that doesn’t give us the pickup. So net net, the dollars strengthens will hurt earnings but hurt even more so to the top line.

Daniel Meron

Got you, okay. Thank you so much. Good luck.

Doug Robinson

Sure, thank you.

Operator

Paul Coster, JPMorgan Chase & Co.

Paul Coster

Perhaps Dan we can get a little bit more specific about what you’re seeing that caused you to rein in guidance little bit. Sounds like it’s more the government sector in Europe. Is it that you are looking at their budgets and kind of inferring the cutbacks or are you actually seeing changes in the behavior of your customers? Are they taking longer to make decisions? Is the close rate on the pipeline slowing down? If you can just give us a little bit more color, that would be great.

Dan Bodner

Yes, so they — the expectation that we have is really that we finished the year and that is dialed into our guidance, our refined guidance finished the year with about double digit, 10% type of growth in enterprise and more like middle — mid-single-digit in security. So, what we see and I mentioned before the government in Europe so I just give you an anecdote. We had an request from a customer that had been testing our products for quite some time and they really have an urgent operational need for the product and they requested if we can give them the product as a pilot so they can address their operations, as their operational need, but they just don’t have the money right now to purchase the product and obviously this is something we don’t typically see from government customers. Usually when they need something they find the money and right now it seems like temporarily, they can’t find the money. So, the pipeline is there and neither there, and it is basically in some instances, just not being able to purchase it right now. Again, as I mentioned before, I — based on history and past recessions and slowdowns in different parts of the world, these things tend to be quite temporary because there is an operational need that doesn’t go away and technology does help to deal with the mission — the critical mission elements of what they have to do. But how long it’s going to take, obviously, it depends on the specific situation in country. Generally, this economy is not great and I think this economy overall creates somewhat longer sales cycle and somewhat more nervousness around the buyers and more signatures required to get deals done. But I think, generally, we’ve been expecting a tough environment and where it is clearly different than what we’ve seen before is what we have encountered in Q2 in EMEA.

Paul Coster

Okay thank you. This year you, well, earlier you — you depicted calendar year ‘12 as an investment year. Is this slowdown causing you to change your investment activity at all? And for that matter, the guidance that you’ve issued, does it include additional investments associated with the separation from or rather the reverse measure now with Comverse?

Dan Bodner

Okay so, yes, the big investment was last year and we mentioned that we got hire close to 400 people last year and that is behind us and that is obviously contributing to this year’s growth. We mentioned that this year we will continue to invest, but at a lower pace. So, and that is really our plan. We — in Q2 we have hired 30 people, mostly in sales. Two-thirds actually were in sales, and in H2 we will continue to hire but it is again going to be mostly around the sales area as we prepare for growth next year and we just need to leverage what I referred before as the market opportunity and a strong pipeline and we need the salespeople to work the deals. So, that is where we are going to be selling that in H2 and we will be more cautious in other areas with investment, monitoring the economy. The deal with Comverse doesn’t have any operational impact, but clearly we are pleased that we can put all that behind us. It has been a very long period of uncertainty that obviously affected investors, but also affected customers and employees and now when we can have clarity and certainty around the ownership structure and simplify the capital structure, that certainly is going to be encouraging. But it doesn’t necessarily change our investment posture in the short-term.

Paul Coster

Okay, last question is we are obviously looking for a big data story about Verint, and I’m just wondering if there is any chance that maybe next year you think the big data, the analytics side of the non-data capture part of your business, will be big enough that you can disclose it as a segment report and then we can start to get our hands around what that segment of the business might be worth versus the slower growth and probably lower margin elements of your business?

Dan Bodner

Yes, no, I understand. Look, I want to make sure that we are clear here that we are not — this is not a new business for Verint. We are not jumping into a big data industry. And actually we think that right now most of the big data industry is focused on IT infrastructure which is not what Verint does, but we do believe that there are parts of Verint business that are growing faster because of leveraging, the ability of organizations to capture large data sets. We will certainly consider disclosing what we do in collection.  It is not necessarily new segment but we will start to more closely monitor what we do in capture versus what we do in analytics. I believe that the capture side is still very important because our customers tend to prefer to buy from a single vendor both the capture solution and the analytics solution in a tightly integrated fashion that creates a lot of value and ability to construct value from the information in a much better way. But I think it will be, as we see moving into this future some acceleration in analytics, it will be important to disclose that as you suggested.

Paul Coster

Got it, thanks very much.

Operator

Brian Ruttenbur, CRT Capital Group.

Brian Ruttenbur

Thank you very much guys. My only question is just about cash from operations. You mentioned it was negative in the period, I think about $8 million negative. Can you just talk about was that because of receivables? What was driving the negative cash from operations?

Doug Robinson

Yes, you are right, we had some timing around receivables. We had some large orders in Q1 that ended up going into AR into Q2, so between Q1 and Q2, there’s a little bit of an anomaly there. So, we mentioned on the call last time at Q1 that the Q1 cash came in really strong, there were a number of collections that we got that based on certain milestones and deliverables that we had expected in Q2. So we stole the little bit of Q2 into Q1. If you remember we had $47 million of cash from operations on a GAAP basis in Q1, up from 19 just the year before. So I think it’s better to kind of look at it on a first half of the first half because of these quarterly timing differences. So we are pleased with $40 million of cash from ops versus the $27 million last year so I think the trend is good.  I think the quarterly numbers are little misleading.

Brian Ruttenbur

Okay can you talk then about just a follow-on to that, it’s going to be cash from operations will be second half weighted or can I just double the $40 million for the year? What is your projection for cash from operations on the year?

Doug Robinson

Yes, when you add back the interest expense that we have and any other one timers we’re looking at an adjusted cash from ops from the year of $150 million to $160 million for the full year —

Brian Ruttenbur

How does that relate to the $40 million you just reported?

Doug Robinson

The difference is the interest is missing so we have about $16 million of interest expense that you would add to that.

Brian Ruttenbur

Okay so —

Doug Robinson

It’s still a little stronger second half cash generation than first half.

Brian Ruttenbur

So if I did the apples to apples with what you said, you basically did cash from operations with interest of $56 million in the first half of the year and cash from operations for the entire year is $150 million including the interest, is that correct?

Doug Robinson

Yes, $150 million to $160 million for the full-year. Yes.

Brian Ruttenbur

Thank you very much.

Operator

Craig Nankervis, First Analysis Securities.

Craig Nankervis

Actually my questions have been asked. I would just like to clarify, Dan, so on the domestic front the tone of activity is relatively unchanged from 90 days ago or so? It is really all overseas is where the caution comes from?

Dan Bodner

Yes, I would say that we expect on the domestic front a strong year and then APAC is behind that and EMEA will be flat to low single digit. That is our view on geography for the year.

Craig Nankervis

Yes, okay, good enough, thanks a lot.

Operator

Michael Kim, Imperial Capital.

Michael Kim

Just turning to video surveillance could you talk a little bit about your positioning there and what your thoughts are to recover growth in that segment given the first half performance and also related to that, how situation management can tie into the video surveillance?

Dan Bodner

Yes, so, in our physical security intelligence operations we are actually targeting three verticals. Retail, finance, and critical infrastructure.  In the critical infrastructure markets we see video management and situation management tying very well together because a lot of this critical infrastructure elements whether it is an airport or transportation agency with a lot of facilities, they have video of the customer with a lot of different cameras but they also have many other sensors.  They have access controls, they have alarm controls.  So what it really means is to not just collect video data but to collect data from a lot of different sensors and fuse all that data so they can correlate and generate alarms and manage the situation based on information that comes from all the sensors. So if you have an access control event you may want to be able to pull the video and have a picture and see what’s going on and make a decision how to react or how to deploy first responders and so on. So, we do have the combined solutions for situation management that includes video management with analytics that provides intelligence management of physical security. In our retail and financial services, while they are also looking at situation management, they are much more interested in video analytics, because as you can imagine, there is a lot of value in the content of the video for retailers. They have the cameras overhanging the ceiling forever, but the ability to actually understand the video and look at not just security but also track shopper behavior and count how many shoppers they have in different parts of the store and how many people are in queue in front of the cash register, there is a lot of opportunity in video analytics. So that’s our focus as a result of what customers are looking for. And just to kind of tie it all together to what we discussed before with big data.  Again, this is not something that Verint does recently, we’ve been doing it for many years but some of our retail customers, one in particular, one large customer, has a huge amount of video that requires several dozens of petabytes storage to be able to capture and analyze all this video in order to extract value from this very large number amount of information. So, the video again most of the video market is focused on collection, but we do see that in the future in the video markets from analyzing the content of the video, fusing video with other sensory data and other structured data that comes from different systems and being able to extract intelligence from this large amount of data to drive situation management and drive value for security and non-security applications.

Michael Kim

And are you seeing a pause in any of the verticals, retail or financial or critical infrastructure, is it across the board, or are you seeing some growth opportunities stronger in one area versus the other?

Dan Bodner

So we think that as I mentioned most of the market is still really looking for transition from analog video to IP video and we do see still very, very early in the innovative customers that are looking to move beyond IP into analytics, and because this is driven by relatively small number of customers and typically very large projects, this is one of the reasons our security business is lumpy. So you can see video was strong in Q2, much stronger than Q1. We actually do expect for the rest of the year, we expect security to be down in Q3 and then up in Q4 from Q3. So, I think this kind of lumpiness comes from large projects and from the fact that the market is still kind of early stage in mostly is still focused on collection and not on the analytics side as opposed to the enterprise side, where we still I think also relatively early stage but a little bit more predictable and we can see in enterprise we project — we had growth from Q1 to Q2 and we project sequential growth also in Q3 and Q4. And this lumpiness in the security business represents also the nature of where the market is.

Michael Kim

Great and then just switching gears I think last quarter, last couple quarters, you briefly mentioned some of your SAAS offerings, can you provide an update on how that is progressing?

Dan Bodner

As we mentioned, we offer flexibility to our customers. We do offer not all of our solutions but a growing part of our portfolio is being offered on a SAAS basis so customers can choose. What we see so far that mostly customers within the mid-market tend to prefer to buy SAAS while at the high end when they have more sophisticated infrastructure and IT organizations, they still preferred to buy on a perpetual basis.

Michael Kim

Great, thank you very much.

Operator

At this time I’m showing no further questions in the queue. I would like to turn the call back over to Mr. Alan Roden for any closing remarks.

Alan Roden

Thank you everyone for joining us, and we look forward to talking to you on our next call. Have a great night.

Operator

Ladies and gentlemen that concludes today’s conference we thank you for your participation. You may now disconnect. Have a great day.

[ End of Transcript ]

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Additional Information

This transcript does not constitute an offer of any securities for sale. In connection with the merger, Verint and Comverse Technology, Inc. (“CTI”) expect to file with the Securities and Exchange Commission (“SEC”) a joint proxy statement/prospectus as part of a registration statement regarding the proposed transaction.  Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed by Verint and/or CTI with the Securities Exchange Commission because they will contain important information about Verint and CTI and the proposed transaction. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus and other documents when filed by Verint and CTI with the Securities and Exchange Commission at www.sec.gov or www.verint.com or www.cmvt.com. Investors and security holders are urged to read the joint proxy statement/prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger.

This transcript is not a solicitation of a proxy from any security holder of Verint or CTI and shall not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.  However, Verint, CTI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the Securities and Exchange Commission.  Information about the directors and executive officers of Verint may be found in its Annual Report on Form 10-K for the year ended January 31, 2012 and in its definitive proxy statement relating to its 2012 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on May 14, 2012.  Information about the directors and executive officers of CTI may be found in its Annual Report on Form 10-K for the year ended January 31, 2012 and in its preliminary proxy statement on Schedule 14A filed with the SEC on August 15, 2012 and the preliminary information statement attached thereto.

Cautions About Forward-Looking Statements

This transcript contains forward-looking statements, including statements regarding expectations, predictions, views, opportunities, plans, strategies, beliefs, and statements of similar effect relating to Verint.  These forward-looking statements are not guarantees and they are based on management’s expectations that involve a number of risks and uncertainties, any of which could cause actual results or events to differ materially from those expressed in or implied by the forward-looking statements.  Some of the factors that could cause actual future results or events to differ materially from current expectations include: risks associated with Verint’s and CTI’s ability to satisfy the conditions and terms of the merger, and to execute the merger in the estimated timeframe, or at all, and the issuance of shares of Verint common stock in connection with the merger; uncertainties regarding the expected benefits of the merger; risks arising as a result of unknown or unexpected CTI obligations or liabilities assumed upon completion of the merger, or as a result of parties obligated to provide us with indemnification being unwilling or unable to stand behind such obligations; risks associated with any litigation against us or our directors or officers that we may face, or any litigation against counterparties that we may inherit, in connection with the proposed merger; uncertainties regarding the tax consequences of the merger; risks associated with CTI’s ability to control Verint’s board of directors and the outcome of matters submitted for stockholder action; and risks associated with being a consolidated subsidiary of CTI and formerly part of CTI’s consolidated tax group.  Verint assumes no obligation to revise or update any forward-looking statement, except as otherwise required by law.  For a detailed discussion of these risk factors, see Verint’s Annual Report on Form 10-K for the fiscal year ended January 31, 2012, Verint’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2012 and other filings Verint makes with the SEC.